
07006608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC SELECT DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 NEWPORT CENTER DRIVE
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ADRIAN GRIGGS (949) 219-5364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

695 TOWN CENTER DRIVE (Address) COSTA MESA (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ADRIAN GRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC SELECT DISTRIBUTORS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GAIL WARRINGTON
Commission # 1580294
Notary Public - California
Orange County
My Comm. Expires Feb 5, 2009

Notary Public

Signature

VICE PRESIDENT, DIRECTOR & CFO

Title

PACIFIC SELECT DISTRIBUTORS, INC.
(SEC I.D. No. 8-15264)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2007
WASH. D.C.
161
SECTION



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Pacific Select Distributors, Inc.:

We have audited the accompanying statement of financial condition of Pacific Select Distributors, Inc. (the Company) as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Pacific Select Distributors, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the accompanying statement of financial condition, effective January 1, 2006, the Company distributed its investments in its wholly owned subsidiaries and other related amounts to its parent, Pacific Life Insurance Company (Pacific Life), who contributed them to Pacific Select Group, LLC., a wholly owned subsidiary of Pacific Life.

Deloitte & Touche LLP

March 27, 2007

Pacific Select Distributors, Inc.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$25,811,505
Commissions and fees receivable	856,372
Commission advances	4,761,024
Deferred commissions	3,806,803
Other assets	349,659
TOTAL ASSETS	$35,585,363
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Payable to Pacific Life, net	$15,420,044
Commissions and fees payable	1,364,184
Accounts payable and accrued liabilities	106,818
Deferred tax liabilities, net	20,505
Total Liabilities	16,911,551
Commitments and contingencies (Note 7)	
Stockholder's Equity:	
Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding	1,000
Paid-in capital	30,293,526
Accumulated deficit	(11,620,714)
Total Stockholder's Equity	18,673,812
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$35,585,363

See Notes to Statement of Financial Condition

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, Inc. (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life) , a Nebraska domiciled stock life insurance company. Pacific LifeCorp, a Delaware stock holding company, owns 100% of Pacific Life. Pacific Mutual Holding Company (PMHC), is a California mutual holding company that owns 100% of Pacific LifeCorp. PMHC and Pacific LifeCorp were organized pursuant to consent received from the California Department of Insurance and the implementation of a plan to form a mutual holding company structure in 1997. Pacific Life, Pacific LifeCorp and PMHC are referred to as the Parent Companies.

PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life and its wholly owned subsidiary, Pacific Life & Annuity Company (Variable Products). PSD is also the distributor of the Pacific Life Funds (formerly Pacific Funds), a multi-class, open-end investment management company (Mutual Funds). Pacific Life is the investment adviser to the Pacific Life Funds.

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC. (PSG), a Delaware limited liability company. Pacific Life is PSG's single member. PSG became the parent company and operates all of PSD's former subsidiaries and certain related activities (Subsidiary Operations). Effective January 1, 2006, PSD distributed its Subsidiary Operations to Pacific Life, who contributed them to PSG. PSD continues to serve as the distributor of Variable Products and Mutual Funds.

The transfer of ownership of the Subsidiary Operations was recorded based on PSD's carrying amounts as of January 1, 2006, the date of transfer (Note 2).

BASIS OF PRESENTATION

The accompanying statement of financial condition of PSD has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. Prior to January 1, 2006, PSD's statement of financial condition included the accounts of its former wholly owned subsidiaries, Mutual Service Corporation, Associated Financial Group, Inc., M.L. Stern & Co., LLC, United Planners' Group, Inc. and Waterstone Financial Group, Inc.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2006, PSD adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 154, *Accounting Changes and Error Corrections*, which replaced Accounting Principles Board (APB) No. 20, *Accounting Changes*. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all

voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. SFAS No. 154 eliminates the requirement in APB No. 20 to include the cumulative effect of changes in accounting principle in the statement of operations in the period of change. Instead, this statement requires retrospective application of changes in accounting principle to prior periods' statement of financial condition. See Note 2 for the impact of SFAS No. 154 on PSD's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. PSD is currently evaluating the impact of SFAS No. 157 on its statement of financial condition.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that is greater than 50 percent chance of being realized upon ultimate settlement. FIN 48 is effective for PSD beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on PSD's statement of financial condition.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due to PSD from the sale of financial products. Commissions and fees payable represent amounts due to PSD's sales representatives in connection with the sales of financial products.

COMMISSION ADVANCES

Commission advances represent prepaid commissions to brokers for the sale of insurance contracts.

DEFERRED COMMISSIONS

Deferred commissions are front-end commissions paid to broker-dealers related to the sales of certain Mutual Funds share classes and are capitalized and amortized over the sales charge period.

Front-end commissions paid to authorized broker-dealers related to Class B mutual fund sales are deferred and amortized over the sales charge period or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed. The CDSC period for Class B shares are typically imposed at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 4%, 3%, 2%, 2% and 1% in the second, third, fourth, fifth, sixth and seventh years, respectively.

PAYABLE TO PACIFIC LIFE, NET

PSD and Pacific Life enter into tri-party selling agreements with selling broker-dealers that state, among other things, that commissions payable to the selling broker-dealer are payable by Pacific Life through PSD. Payable to Pacific Life, net, primarily represents commissions payable to Pacific Life in connection with these agreements, net of commissions and other receivables due from Pacific Life.

INCOME TAXES

PSD is included in the consolidated Federal income and combined California franchise tax returns of PMHC. PSD is allocated an expense or benefit based principally on the effect of including its operations in the consolidated and combined returns in accordance with a tax sharing agreement with its Parent Companies. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

2. TRANSFER OF SUBSIDIARY OPERATIONS

As described in Note 1, PSD distributed its Subsidiary Operations and certain related activities to Pacific Life, who then contributed them to PSG. This transaction qualifies as a change in reporting entity, as defined in SFAS No. 154, which requires the recasting of financial statements retrospectively for a change in reporting entity. The following is a summary of the significant effects as of January 1, 2006.

	January 1, 2006 (As Reported)	Retrospective Application	January 1, 2006 (As Recasted)
Total Assets	$177,505,104	($132,142,412)	$45,362,692
Total Liabilities and Minority Interest	$85,911,908	($64,178,988)	$21,732,920
Stockholder's Equity	$91,593,196	($67,963,424)	$23,629,772

The equity distributed in connection with this transaction of $67,963,424 has been recorded as a decrease to PSD's paid-in capital as of January 1, 2006 (As Recasted).

3. INCOME TAXES

The deferred tax liabilities, net, as of December 31, 2006, is comprised of the following tax effected timing differences:

Prepaid expense	$35,469
State income taxes	(9,009)
Deferred compensation	(5,955)
Deferred tax liabilities, net	$20,505

4. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2006, PSD's net capital was in excess of its required minimum by $4,356,952.

5. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(2)(i), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Consequently, PSD has nothing to report with respect to Information Relating to Possession or Control Requirements of Rule 15c3-3.

6. RELATED PARTY TRANSACTIONS

Pacific Life provides PSD with certain marketing and administrative services and offers participation in certain benefit plans, including a defined benefit employee retirement plan and a 401(k) defined contribution plan.

See Note 1 regarding the tax sharing agreement between PSD and its Parent Companies.

Eligible employees of certain PSG subsidiaries also participate in a deferred compensation plan provided by the subsidiary (DC Plan). Payment of this DC Plan liability is guaranteed by PSD in the event the certain subsidiaries are not able to fulfill their obligations under the DC Plan. Due to PSD's guarantee, the balance of the DC Plan of $3,308,515 as of December 31, 2006, is treated as a deduction to PSD's regulatory net capital (Note 4).

During 2006, Sorrento Pacific Financial, LLC (SPF), an affiliate of PSG that was included in the transfer of Subsidiary Operations (Note 2), borrowed $250,000 under a subordinated loan agreement which increased total subordinated loans outstanding from SPF to $500,000. In December 2006, PSD recorded an impairment loss on total subordinated loans receivable from SPF of $500,000 due to doubtful recovery of these loans.

During 2006, United Planners' Group, Inc., a subsidiary of PSG, repaid a $200,000 subordinated loan borrowed in 2003 under a subordinated loan agreement.

PSD has a commitment from Pacific Life for additional capital funding as may be required.

7. COMMITMENTS AND CONTINGENCIES

LITIGATION

PSD is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. Although PSD is confident of its position in these matters, success is not a certainty and it is possible that in any case a judge or jury could rule against PSD. In the opinion of management, the outcome of such proceedings is not likely to have a material adverse effect on the PSD's financial position, but could have a material effect on the results of operations.



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

March 27, 2007

Board of Directors
Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, CA 92660

In planning and performing our audit of the financial statements of Pacific Select Distributors, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated March 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END